Exhibit 99.4

(BAR CODE)

ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 16, 2020

ASSEMBLEA DEGLI AZIONISTI – 16 APRILE 2020

ATTENDANCE AND PROXY CARD

REGISTRATION NUMBER	X.XXX.XXXXX	N. DI REGISTRAZIONE

The Annual General Meeting of Shareholders of CNH Industrial N.V. (the “AGM”) will be held on	L’Assemblea degli Azionisti di CNH Industrial N.V. (l’ “Assemblea”) si terrà il
April 16, 2020 at 9:00 a.m. CEST at the offices of:	16 aprile 2020 alle ore 9:00 CEST presso gli uffici di:
Freshfields Bruckhaus Deringer LLP at Strawinskylaan 10, 1077 XZ Amsterdam the Netherlands

We hereby confirm the registration to attend the AGM of:	Confermiamo la registrazione per partecipare all’ Assemblea di:

Shareholder/Azionista: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

Date of birth/Data di nascita: XX.XX.XXXX - Place of birth/Luogo di nascita: XXXXXXXXX

Resident in/Residente in: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

for the following shares/ per le seguenti azioni:
Class of shares/Tipo azioni	(Common/Electing/Qualifying/Special voting)

Number of shares/Numero di azioni	XXXXXXXXXXX

CNH Industrial N.V.

Computershare S.p.A.

PROXY CARD

Should the above indicated Shareholder not be able to attend the AGM in person, he/she may appoint a representative filling in the following proxy:	Se il suddetto Azionista non può partecipare all’ Assemblea personalmente, potrà delegare un rappresentante completando la seguente delega:

The Undersigned/Il sottoscritto XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX,

appoints/delega:

Mr./Mrs./ il Sig./la Sig.ra .....................................................................................

to represent him/her and vote on his/her behalf at the AGM	a rappresentarlo/la e a votare per suo conto all’ Assemblea

Date/Data: ........................	Signature/Firma: ........................